This letter is submitted on behalf of Decentralized Crypto Financial inc., a Delaware Company (the Issuer). We acknowledge your notification of clearing the comments on our Form 1-A (the Offering Statement). We respectfully submit our request to Qualify. We would like this qualification to occur on Monday January 30th, 2023, at 9am.